UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) February 7, 2011

iGATE Corporation

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania

(State or Other Jurisdiction of Incorporation)

000-21755	25-1802235
(Commission File Number)	(IRS Employer Identification No.)

6528 Kaiser Drive, Fremont, CA	94555
(Address of Principal Executive Offices)	(Zip Code)

(510) 896-3015

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On February 7, 2011, pursuant to the Share Purchase Agreements and Securities Purchase Agreement dated January 10, 2011 (collectively, the “Purchase Agreements”) for the acquisition of a majority equity interest in Patni Computer Systems Limited (“Patni”), Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, wholly-owned subsidiaries of the Company, deposited into escrow 100% of the consideration for the shares to be acquired as part of the mandatory open offer to the public shareholders of Patni in accordance with the requirements of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, and a tender offer pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission, to purchase up to 20% of the fully diluted share capital of Patni.

On February 8, 2011, pursuant to the above escrow deposit and in accordance with the terms of the Purchase Agreements, Mr. Phaneesh Murthy and Mr. Shashank Singh, nominees of the acquirers, have been appointed as directors on the board of directors of Patni (the “Board”) with immediate effect. The letters notifying the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited of the appointment of directors are attached hereto as Exhibits 99.1 and 99.2, respectively.

Further, Mr. Goran Lindahl, a nominee of the acquirers, has been appointed as an observer on the Board until the completion of the Patni acquisition.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description

99.1	Letter to the Bombay Stock Exchange Limited dated February 9, 2011.

99.2	Letter to the National Stock Exchange of India Limited dated February 9, 2011.

ADDITIONAL U.S.-RELATED INFORMATION

The description contained herein is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Patni Computer Systems Limited or iGATE Corporation. iGATE Corporation intends to file tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed acquisition. Shareholders of Patni Computer Systems Limited shareholders should read those filings, and any other filings made by iGATE Corporation with the SEC in connection with the proposed acquisition, as they will contain important information. Those documents, when filed, as well as iGATE Corporation’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at iGATE Corporation’s website at www.igate.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

iGATE CORPORATION

By:	/s/ Mukund Srinath
Name:	Mukund Srinath
Title:	Corporate Secretary

February 14, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter to the Bombay Stock Exchange Limited dated February 9, 2011.

99.2	Letter to the National Stock Exchange of India Limited dated February 9, 2011.